Exhibit 99.1

FNV	www.franco-nevada.com

Press Release

Franco-Nevada Reports Strong Q3 2014 Results and Declares Quarterly Dividend

TORONTO, November 5, 2014 - Franco-Nevada Corporation (TSX: FNV; NYSE: FNV) today reported third quarter 2014 results with 70,071 Gold Equivalent Ounces(1) (“GEOs”) being earned, an increase of 23.6% over the third quarter of 2013. In addition, the Company recorded revenue of $107.6 million, Net Income of $33.2 million, or $0.22 per share, Adjusted Net Income(2) of $34.5 million, or $0.23 per share and Adjusted EBITDA(3) of $88.7 million, or $0.59 per share.

“Franco-Nevada’s diversified portfolio continues to perform very well which has resulted in an increase in our GEO guidance,” said David Harquail, CEO. “It is worth noting that this is before the expected added contribution from our $648 million Candelaria acquisition which closed earlier this week.  We will begin recording revenues from the sale of ounces from this new cornerstone asset in the fourth quarter which should make it a particularly strong quarter. In August, Franco-Nevada successfully raised $500 million in new equity capital which has allowed Franco-Nevada to remain financially strong and debt free even after committing to over $900 million in new investments in 2014.  We expect to continue to make further investments.”

Financial Results

For the third quarter of 2014, production attributable to our portfolio increased to 70,071 GEOs from 56,683 GEOs in third quarter of 2013, with revenue up 8.9% to $107.6 million. The Company saw growth in GEOs and revenue from recent acquisitions such as Sabodala, Fire Creek/Midas, Kirkland Lake and Osborne, and organic growth from Detour Lake and the Goldstrike and Hemlo net profits interest (“NPI”) royalties. Oil & gas assets generated $20.5 million in revenue with the Weyburn Unit representing 81% of oil & gas revenue. Revenue diversification is high with 47 producing assets, 78% from precious metals (66% gold and 12% PGM) and 79% from North America and Australia (37% Canada, 21% U.S., 16% Mexico and 5% Australia).

The breakdown of GEOs and revenue for the quarter is as follows:

	For the three months ended September 30, 2014
	GEOs(1)	Revenue
	#	(in millions)
Gold — United States	13,442	$15.9
Gold — Canada	10,083	12.8
Gold — Australia	1,758	2.3
Gold — Rest of World	31,460	40.2
Gold — Total	56,743	71.2
PGM	10,761	12.7
Other minerals	2,567	3.2
Oil & gas	—	20.5
	70,071	$107.6

2014 Guidance

Franco-Nevada realized 70,071 GEOs from its mineral assets and $20.5 million in revenue from its oil & gas assets for the third quarter of 2014.  For the first nine months ended September 30, 2014, Franco-Nevada realized 200,641 GEOs and $62.9 million in revenue from its oil & gas assets.  Based upon the anticipated performance of the existing asset portfolio for the remainder of 2014, the Company is increasing its guidance to 260,000 to 270,000 GEOs for fiscal 2014 which does not include any contributions from Candelaria. Candelaria is expected to contribute 35,000 to 40,000 attributable GEOs with the Company expecting to be able to sell, and record as revenue, 20,000 to 30,000 GEOs prior to the end of 2014. With contributions from Candelaria, the Company expects 280,000 to 300,000 GEOs in aggregate for fiscal 2014. With respect to the oil & gas assets, the Company expects to earn $70.0 million to $80.0 million in revenue for fiscal 2014.  Of the 280,000 to 300,000 GEOs, Franco-Nevada expects to receive 145,000 to 165,000 GEOs under various stream agreements (including Candelaria). For our guidance for the remainder of 2014, platinum and palladium metals have been converted to GEOs using commodity prices of $1,225/oz Au, $1,275/oz Pt and $775/oz Pd.  For the remainder of 2014, the WTI oil price is assumed to average $80 per barrel with similar discounts for Canadian oil as experienced in 2013.

Corporate Updates

•                  On October 6, 2014, Franco-Nevada announced the acquisition of a gold and silver stream on the Candelaria project located in Chile for $648.0 million in connection with Lundin Mining Corporation’s acquisition of Candelaria from Freeport McMoRan Inc. The Company also subscribed for C$25.0 million in Lundin’s subscription receipts offering. Closing of the transaction occurred on November 3, 2014.

•                  On October 2, 2014, Franco-Nevada and Coeur Mining Inc. agreed to terminate the existing Palmarejo gold stream following the completion of the minimum ounce obligation and entered into a new gold stream agreement under which Franco-Nevada will invest $22.0 million for the development of the Guadalupe deposit on the Palmarejo property.

•                  On August 21, 2014, Franco-Nevada closed a public offering of 8,375,000 common shares for net proceeds of $479.8 million.

•                  On August 11, 2014, Franco-Nevada acquired the Karma gold stream committing up to $90.0 million for the development of True Gold Mining inc.’s (“True Gold”) Karma project located in Burkino Faso. Following announcement of the transaction, True Gold announced on October 21, 2014 a positive Preliminary Economic Assessment for development of the North Kao deposit on the property which estimated average annual production of 118,000 ounces over 2.5 years sequenced at the end of Karma’s mine life.

•                  For the Cobre Panama precious metals stream agreement, First Quantum Minerals Ltd. (“First Quantum”) has requested changes related to the security and reporting requirements.  The companies are engaged in discussions with the objective of achieving a mutually beneficial outcome.  Franco-Nevada expects to begin to provide funding for the project in the next few months.

Portfolio Updates

•                  Gold — U.S.: GEOs from Barrick Gold Corporation’s (“Barrick”) Goldstrike mine increased by 971 GEOs quarter over quarter (“QoQ”) due to lower capital being allocated to the Company’s net profits interest (“NPI”) royalty with associated revenue increasing by $1.1 million to $4.5 million for the quarter. Capital spending at Goldstrike is expected to continue to decrease through the end of 2014 with the NPI benefitting in 2015. The newly acquired Fire Creek/Midas royalty contributed 3,858 GEOs and $4.9 million in revenue in the third quarter of 2014.

•                  Gold — Canada: Overall GEOs from Canadian gold assets increased by 41% QoQ with the largest increases coming from Hemlo due to lower capital attributable to the NPI and Detour Lake, as ramp-up activities continued. Higher GEOs came from Kirkland Lake, a recent acquisition, and Timmins West due to higher production. Rubicon Minerals Corporation stated that its Phoenix project remains on budget and on schedule for production in mid-2015. Franco-Nevada holds an effective 1.5% NSR royalty on the majority of known mineral resources at the Phoenix project.

•                  Gold — Australia: Unity Mining Inc. announced plans to put Henty on care and maintenance following the mining of the remaining reserves, which is expected to be within the next 18 months.

•                  Gold — Rest of World: GEOs from international gold assets saw growth with the addition of the Sabodala gold stream in Q1 2014.  First Quantum completed its acquisition of Lumina Copper Corp. which holds the Taca Taca property in Argentina which is subject to a 1.08% NSR royalty payable to Franco-Nevada. The Environmental Impact Assessment for Alamos’ Agi Dagi project in Turkey received its final signatures on August 20, 2014 which represents a positive step forward for development of the property on which Franco-Nevada has a 2.0% NSR.

•                  PGM Assets: PGM assets saw a 22% increase in GEOs QoQ due to higher production from Stillwater.

•                  Oil & Gas: Revenue from oil & gas assets for the quarter was $20.5 million, a decrease of 8% QoQ. The decrease is due to lower realized oil and gas prices.

Dividend Information

The Board of Directors of Franco-Nevada is pleased to announce that today it has declared a dividend for the fourth quarter of $0.20 per share. The dividend will be paid on December 18, 2014 to shareholders of record on December 4, 2014.  The Canadian dollar equivalent is determined based on the noon rate posted by the Bank of Canada on November 4, 2014.  Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company adopted a Dividend Reinvestment Plan (“DRIP”) commencing with the October 2013 dividend. Participation in the DRIP is optional. The Company will issue the additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP.  However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada.  Beneficial shareholders should contact their financial intermediary to arrange enrollment.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov.

Shareholder Information

The complete Condensed Interim Consolidated Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Thursday, November 6, 2014 at 9:00 a.m. Eastern Time to review the results.  Interested investors are invited to participate as follows:

•             Via Conference Call:  Toll-Free: (888) 231-8191; International: (647) 427-7450

•             Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

•             Conference call replay: Available until November 13, 2014 at the following numbers: Toll-Free (855) 859-2056; International (416) 849-0833; Pass code 19871877.

Corporate Summary

Franco-Nevada is a gold-focused royalty and stream company.  The Company has a diversified portfolio of cash-flow producing assets and interests in some of the largest development projects in the world.  Its business model provides investors with exploration optionality while limiting exposure to operating and capital cost risks.  Franco-Nevada has substantial cash with no debt and is generating cash flow from its portfolio that is being used to expand its portfolio and pay dividends. Franco-Nevada’s common shares trade under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana	Stefan Axell
Chief Financial Officer	Director, Corporate Affairs
416-306-6303	416-306-6328 info@franco-nevada.com

Prepared in accordance with IFRS and presented in U.S. dollars (unless otherwise noted).

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have PFIC status; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets.  The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation’s ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein.  For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent annual Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov.  The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES:  Adjusted Net Income and Adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website, on SEDAR and on EDGAR.

(1)   GEOs include our gold, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking, excluding settlement adjustments, into account the NPI economics. Platinum, palladium and other minerals were converted to GEOs by dividing associated revenue by the average gold price for the period. For Q3 2014, the average commodity prices were as follows: $1,282/oz gold (2013 - $1,328/oz); $1,434/oz platinum (2013 - $1,451/oz) and $863/oz palladium (2013 - $723/oz).

(2)   Adjusted Net Income is defined by the Company as net income (loss) excluding foreign exchange gains/losses, gains/losses on the sale of investments, impairment charges related to royalties, streams, working interests and investments, unusual non-recurring items, and the impact of taxes on all these items.

(3)   Adjusted EBITDA is defined by the Company as net income (loss) excluding income tax expense/recovery, finance income and expenses, foreign exchange gains/losses, gains/losses on the sale of investments, depletion and depreciation, non-cash costs of sales and impairment charges related to royalties, streams, working interests and investments.

Reconciliation to IFRS measures:

	Three months ended September 30,
(Expressed in millions except per share amounts)	2014	2013

Net Income	$33.2	$35.3
Income tax expense	13.0	13.4
Finance costs	0.4	0.2
Finance income	(1.2)	(0.8)
Depletion and depreciation	38.5	32.3
Impairment of royalties	0.2	—
Non-cash costs of sales	3.4	—
Foreign exchange (gains)/losses and other (income)/expenses	1.2	(0.1)
Adjusted EBITDA	$88.7	$80.3
Basic Weighted Average Shares Outstanding	151.1	146.9
Adjusted EBITDA per share	$0.59	$0.55

Net Income	$33.2	$35.3
Impairment of royalties, net of income tax	0.1	—
Foreign exchange (gains)/losses and other (income)/expenses, net of income tax	1.2	—
Adjusted Net Income	$34.5	$35.3
Adjusted Net Income per share	$0.23	$0.24

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited, in millions of U.S. dollars)

	September 30, 2014	December 31, 2013

ASSETS
Cash and cash equivalents (Notes 4 & 6)	$1,221.9	$770.0
Short-term investments (Notes 5 & 6)	—	18.0
Receivables (Note 6)	69.1	78.0
Prepaid expenses and other (Note 7)	44.3	46.3
Current assets	1,335.3	912.3

Royalty, stream and working interests, net	2,081.7	2,050.2
Investments (Notes 5 & 6)	43.1	38.2
Deferred income tax assets	13.8	15.8
Other (Note 8)	52.2	28.4

Total assets	$3,526.1	$3,044.9

LIABILITIES
Accounts payable and accrued liabilities (Note 13(b))	$20.5	$46.1
Current income tax liabilities	2.5	5.0
Current liabilities	23.0	51.1

Deferred income tax liabilities	37.8	30.0
Total liabilities	60.8	81.1

SHAREHOLDERS’ EQUITY (Note 13)
Common shares	3,641.9	3,133.0
Contributed surplus	47.1	45.8
Deficit	(166.9)	(212.5)
Accumulated other comprehensive income (loss)	(56.8)	(2.5)
Total shareholders’ equity	3,465.3	2,963.8

Total liabilities and shareholders’ equity	$3,526.1	$3,044.9

The notes are an integral part of these interim consolidated financial statements and can be found in our 2014 Q3 Report available on our website.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013

Revenue (Note 9)	$107.6	$98.8	$319.4	$300.9

Costs and expenses
Costs of sales (Note 10)	18.4	13.9	48.2	42.3
Depletion and depreciation (Note 2(d))	38.5	32.3	114.2	94.9
Corporate administration (Notes 11 & 13(c))	3.3	4.1	12.0	11.4
Business development	0.6	0.5	1.9	2.0
Impairment of royalty interests	0.2	—	0.2	—
Impairment of investments	—	—	—	5.9
	61.0	50.8	176.5	156.5

Operating income	46.6	48.0	142.9	144.4

Foreign exchange gain (loss) and other income (expenses) (Note 5)	(1.2)	0.1	0.9	(13.9)
Income before finance items and income taxes	45.4	48.1	143.8	130.5

Finance items
Finance income	1.2	0.8	3.0	2.5
Finance expenses	(0.4)	(0.2)	(1.2)	(1.3)
Net income before income taxes	46.2	$48.7	145.6	131.7

Income tax expense (Note 12)	13.0	13.4	40.1	39.4

Net income	$33.2	$35.3	$105.5	$92.3

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit and loss:
Unrealized gain (loss) in market value of available-for-sale investments, net of income recovery of $1.3 (2013 - income tax expense of $0.2), income tax expense of $0.8 (2013 - income tax recovery of $2.5) (Note 5)	(8.1)	1.1	4.0	(16.2)
Currency translation adjustment	(59.2)	26.9	(58.3)	(46.5)
Other comprehensive income (loss)	(67.3)	28.0	(54.3)	(62.7)

Total comprehensive income (loss)	$(34.1)	$63.3	$51.2	$29.6

Basic earnings per share (Note 14)	$0.22	$0.24	$0.71	$0.63
Diluted earnings per share (Note 14)	$0.22	$0.24	$0.71	$0.62

The notes are an integral part of these interim consolidated financial statements and can be found in our 2014 Q3 Report available on our website.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of U.S. dollars)

	For the nine months ended September 30,
	2014	2013
Cash flows from operating activities
Net income	$105.5	$92.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	114.2	94.9
Impairment of investments	—	5.9
Impairment of royalty interests	0.2	—
Other non-cash items	0.2	2.6
Deferred income tax expense (Note 12)	15.3	8.4
Share-based payments (Note 13(c))	3.7	3.4
Unrealized foreign exchange loss	0.5	2.4
Mark-to-market on warrants (Note 5)	(1.5)	9.5

Changes in non-cash assets and liabilities:
Decrease in receivables	8.9	17.5
Increase in prepaid expenses and other	(48.8)	(18.4)
Decrease in accounts payable and accrued liabilities	(3.1)	(10.1)
Net cash provided by operating activities	195.1	208.4

Cash flows from investing activities
Proceeds on sale of investments	45.2	201.9
Purchase of investments	(26.9)	(108.0)
Proceeds from the sale of gold bullion	62.6	—
Acquisition of working interest in oil & gas properties	—	(0.8)
Acquisition of interests in mineral properties	(189.0)	(62.1)
Acquisition of other assets	(33.8)	—
Return of capital on investments	—	1.8
Purchase of property and equipment	(0.1)	(1.3)
Purchase of oil & gas well equipment	(3.1)	(4.5)
Net cash (used in) provided by investing activities	(145.1)	27.0

Cash flows from financing activities
Proceeds from equity offering (Note 13(a))	479.8	—
Credit facility amendment costs	(0.7)	(1.5)
Payment of dividends (Note 13(b))	(67.6)	(78.2)
Proceeds from exercise of warrants (Note 13(a))	1.8	2.3
Proceeds from exercise of stock options (Note 13(a))	1.4	5.5
Net cash provided by (used in) financing activities	414.7	(71.9)
Effect of exchange rate changes on cash and cash equivalents	(12.8)	(5.7)
Net change in cash and cash equivalents	451.9	157.8
Cash and cash equivalents at beginning of period	770.0	631.7
Cash and cash equivalents at end of period	$1,221.9	$789.5

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the period	$0.9	$0.7
Income taxes paid during the period	$21.5	$36.0

The notes are an integral part of these interim consolidated financial statements and can be found in our 2014 Q3 Report available on our website.